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ATHEROGENICS, INC.[SM]

2003 Annual Report

AtheroGenics is a pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as atherosclerosis, rheumatoid arthritis and asthma.

AtheroGenics has cultivated a drug discovery and development capability directed toward rapidly creating and transporting small molecule therapeutics into the clinical testing arena to ultimately establish the safety and efficacy of novel compounds that address serious unmet medical needs.



ON THE COVER:
A sample clinical supply pack of AGI-1067 tablets, manufactured for the company's ARISE Phase III clinical trial that is currently testing this novel, first-in-class oral anti-inflammatory compound for the treatment of atherosclerosis.

TO OUR SHAREHOLDERS: 2003 was an eventful year for AtheroGenics, marked by significant achievements that, we believe, have positioned us to substantially increase shareholder value. We made outstanding progress in our clinical programs this year, and as you read through this report, I hope that you will gain an appreciation for the novelty and breadth of potential that our v-protectant™ technology holds for the treatment of serious unmet medical needs.



RUSSELL M. MEDFORD, M.D., Ph.D.
President and Chief Executive Officer

One of the most important events this year, and indeed in the company's history, was the initiation of our Phase III ARISE (Aggressive Reduction of Inflammation Stops Events) clinical trial for our novel atherosclerosis compound, AGI-1067. Phase III is the final stage of testing prior to submission of a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) for marketing approval. Also key to the year's activities was the initiation of patient enrollment in OSCAR (Oral Suppression of Cellular Inflammation Attenuates Rheumatoid Arthritis), a large dose-ranging Phase II clinical trial of AGIX-4207 for the treatment of rheumatoid arthritis. Mid-2003 marked another important benchmark for the company: the completion of patient enrollment in our Phase IIb CART-2 clinical trial looking directly at the potential for AGI-1067 to reverse atherosclerosis in patients with heart disease. This trial is critically important, as no drug has ever demonstrated a reversal in the progression of atherosclerosis in a large, well-controlled clinical trial.

Against this backdrop, AtheroGenics strengthened its financial position, raising nearly $150 million in capital. We believe this cash infusion has provided the company with a solid foundation for moving our clinical programs forward and advancing our pipeline of promising v-protectants™.

In November, we received recognition of our strength and viability when AtheroGenics was selected for addition to the NASDAQ Biotechnology Index (NASDAQ: NBI). All securities in the Index must meet minimum requirements for price, market value, average daily share volume and seasoning as a public company.

AtheroGenics was formed just over a decade ago as a research company, and I believe that our product pipeline today demonstrates the success we enjoyed as a company focused solely on research. Having built substantial capabilities in clinical development over the past five years, we have also become a successful development company, advancing our clinical candidates along the path toward late-stage testing. In 2003, AtheroGenics began laying the groundwork for our transformation into a commercial company … a transformation that will bring new energy and new excitement to your company.

AGI-1067

The landmark event for AtheroGenics in 2003 was the initiation of our ARISE Phase III clinical trial for AGI-1067. ARISE is a pivotal, 4,000-patient multinational clinical endpoint trial. The Special Protocol Assessment we received from the FDA in 2003 confirms that our ARISE clinical trial protocol is adequately designed to support an NDA for AGI-1067, with an indication for secondary prevention in patients with coronary artery disease.

I believe that it is important to acknowledge that the initiation of an international clinical trial of the magnitude of ARISE is a tremendous accomplishment, and our ability to execute the ARISE trial is a great testimony to our world-class clinical development team, headed by industry leader Dr. Rob Scott. AtheroGenics has also built an effective technology and employee infrastructure to support ARISE, another indication of maturity and progress at the company.

THE CHANGING LANDSCAPE IN CARDIOVASCULAR CARE

One of the most significant events in cardiology in 2003 did not directly involve AtheroGenics, but its impact will certainly be felt as we move closer to commercialization of AGI-1067. In 2003, data presented from a large prospective study called REVERSAL, showed that by using the most aggressive statin drug treatment available, physicians can only slow or halt the progression of coronary artery disease. In other words, once the damage is done, the best medicines available today can only stop further damage.

Data from numerous studies have indicated that aggressive use of the best statins can only reduce clinical events by about one-third. While this is positive for those patients who fall within that one-third, it still leaves patients who do not benefit from current treatments. Hope for these patients, a hope that is being tested today in our clinical trials, is that AGI-1067 can reverse atherosclerosis and will represent the next generation of treatment for coronary artery disease.

We believe the potential commercial market for AGI-1067 is huge. Case in point – Lipitor®, a statin drug and the world's second-most prescribed drug, generated worldwide sales of nearly $10 billion in 2003. More than 18 million patients in the U.S. alone have been prescribed Lipitor® to help them lower high cholesterol and reduce their likelihood of having a heart attack. With its anti-inflammatory mode of action, we believe AGI-1067 has the potential to be used by all patients with coronary disease, regardless of their cholesterol level.

AGIX-4207

Our anti-inflammatory technology has also led to other important product candidates in our pipeline. During 2003, we initiated the OSCAR trial, a large dose-ranging Phase II clinical trial for AGIX-4207 for the treatment of rheumatoid arthritis.

A 27-patient Phase II safety and biomarker study that tested the safety and tolerability of AGIX-4207 was completed in 2003. The encouraging safety data, as well as the drug's ability to suppress an important biomarker of inflammation, the erythrocyte sedimentation rate, led to the initiation of the OSCAR clinical study.

OSCAR is a 12-week randomized double-blind, placebo-controlled trial that will include 275 patients in multiple centers. We look forward to reporting the results of the OSCAR study in the third quarter of 2004.

AGI-1096

In early 2004, we announced that we entered into collaboration with Fujisawa Pharmaceutical Co., Ltd. for development of our novel compound, AGI-1096, as an oral treatment for the prevention of organ transplant rejection. Fujisawa is notably a worldwide leader in transplantation therapies, and we believe this collaboration will leverage AtheroGenics' expertise in discovering innovative treatments for chronic inflammation with Fujisawa's world-class experience in transplant rejection therapies.

Under the agreement, AtheroGenics and Fujisawa will collaborate to conduct preclinical and early stage clinical development trials, with Fujisawa funding all development costs during the term of the agreement. Fujisawa will also receive an option to negotiate for late stage development and commercial rights to AGI-1096.

CUTTING-EDGE SCIENCE

During 2003, we reported on some very exciting preclinical asthma data resulting from a potent new chemical series of second generation v-protectants™ discovered by our talented team of discovery research professionals. A total of three abstracts, introducing the drug prototype's ability to knock down inflammation in preclinical models, were presented at the invitation of the American Thoracic Society (ATS) 2003 International Conference.

FINANCING OUR GROWTH

Instrumental to our advancement in 2003 were two capital infusions during the year. Completed during the first quarter, a follow-on public offering of AtheroGenics common stock raised gross proceeds of $50 million. We further strengthened our financial position in the third quarter by raising $100 million in a convertible debt placement. As of December 31, 2003, cash, cash equivalents and short-term investments totaled approximately $132 million. These financial resources will allow us the opportunity to be selective in identifying the best partner for the commercialization and further development of AGI-1067.

LOOKING AHEAD

We are encouraged by the substantial progress we made in 2003 and we enter 2004 with confidence and enthusiasm. In 2004, we look forward to sharing with you the results from two very important clinical trials – CART-2 for atherosclerosis and OSCAR for rheumatoid arthritis. Both of these trials have been designed to provide us with clear insight into the ability of these drugs to be effective in their respective therapeutic areas. Also on the horizon in 2004 is the completion of enrollment in our 4,000-patient ARISE Phase III clinical trial.

On a more strategic front, we plan to continue our progress on a development and commercialization partnership for our cardiovascular drug, AGI-1067, principally to ensure that the drug will achieve its optimal commercial success by reaching the appropriate physicians and patients around the world.

THANK YOU

It is traditional to close an annual report letter with the requisite "thank you" to the team. Because it has become so customary, it's difficult to convey the depth of appreciation I feel for the dedication and commitment demonstrated by those involved with AtheroGenics. It is our senior managers, directors and entire employee team who have made our progress to date possible, and who will propel us forward into the future.

We tell people that AtheroGenics is a pharmaceutical company focused on the treatment of chronic inflammatory diseases, but we are really much more than that. We are a rewarding place to work for our employees and, we believe, an investment with strong promise for our shareholders. We strive to be a good corporate citizen and supporter of our community while being prudent with our resources.

Above all, AtheroGenics is the hope of the future for countless potential patients and their physicians. For everyone who has helped us to move that hope closer to reality – our employees and management team, advisors, Board of Directors, study participants and shareholders – my deepest thanks.

Sincerely,

Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer

What's ahead in 2004?

AGI-1067

AtheroGenics expects to complete patient enrollment in ARISE, a pivotal, 4,000-patient Phase III clinical trial studying AGI-1067 for the treatment of atherosclerosis.

The company plans to announce the results of its CART-2 Phase IIb clinical trial. CART-2 will assess the effectiveness of AGI-1067, orally dosed once a day for 12 months, on the regression of plaque volume in 500 patients with cardiovascular disease.

AGIX-4207

AtheroGenics expects to announce the results of its OSCAR Phase II clinical trial. OSCAR is a large dose-ranging clinical trial that was designed to evaluate AGIX-4207 as an oral therapy for the treatment of patients with rheumatoid arthritis.

AGI-1096

Early in 2004, AtheroGenics achieved a milestone for AGI-1096 when it established a development collaboration with Fujisawa Pharmaceutical Co., Ltd. Fujisawa, notably one of the world's leaders in transplantation therapies, will collaborate with AtheroGenics to conduct preclinical and early stage clinical development studies with AGI-1096 for the oral treatment of organ transplant rejection.

PRECLINICAL

AtheroGenics continues its progress in the preclinical testing of novel second generation v-protectants™ targeting chronic asthma. The company expects to nominate a compound from this series into development in 2004.



AtheroGenics research scientists are exploring new therapeutic targets to expand beyond our proprietary v-protectant™ technology platform.

AtheroGenics – Innovation Driven by Experience

AtheroGenics' mantra is to combine the "discipline and experience of large pharma" with the "focus on cutting-edge innovation and value creation typically found in a biotech company." AtheroGenics has successfully assembled a highly respected employee group, largely from the pharmaceutical industry. It is a group with an entrepreneurial spirit, possessing a nimbleness that is the heritage of a biotechnology company. The combination is potent, especially when considering the potential for the broad application of our v-protectant™ technology platform.

AtheroGenics is focused on discovering and developing first-in-class therapeutics targeting critical unmet medical needs in the area of chronic inflammation. Chronic inflammation is a disease process that underlies many of our most serious illnesses, such as atherosclerosis, arthritis and asthma. AtheroGenics has developed a set of small molecule therapeutics that target this inflammatory disease process. These therapeutic compounds are called vascular protectants™, or v-protectants™, as they protect the vasculature against chronic inflammatory signals without compromising the immune system. The compounds' proprietary technology platform is based on the pioneering studies of the company's scientific co-founders, R. Wayne Alexander, M.D., Ph.D. and Russell M. Medford, M.D., Ph.D., who discovered a way to suppress certain gene signals that are responsible for the initiation of chronic inflammatory reactions that ultimately result in atherosclerosis.

This discovery has the potential for far-reaching applications, as chronic inflammation has been linked to a wide range of disease conditions. With all compounds still in various clinical testing stages, it remains too early to categorically declare the technology a success. However, early clinical trial data are extremely promising.

V-PROTECTANTS™ – BATTLING THE INFLAMMATION WITHIN

AtheroGenics' lead compound, AGI-1067, is a potent anti-inflammatory agent that has been shown to selectively suppress the production of inflammatory proteins and prevent atherosclerosis in a number of preclinical models. AGI-1067 was designed to benefit patients with coronary artery disease, which is atherosclerosis of the blood vessels of the heart. AGI-1067 holds the promise of treating directly the underlying inflammation that has become widely accepted as the source of such diseases as atherosclerosis, rather than merely addressing risk factors, such as high cholesterol. AGI-1067 is currently being evaluated in a Phase III clinical trial as an oral therapy for the treatment of atherosclerosis.


Plaque in artery wall
Right coronary artery
Left anterior descending artery

Atherosclerosis is a disease of the arteries in which fatty material is deposited in the vessel wall, resulting in narrowing and eventual impairment of blood flow. Severely restricted blood flow in the arteries to the heart muscle leads to symptoms such as chest pain. Atherosclerosis shows no symptoms until a complication occurs.

AGIX-4207, AtheroGenics' second v-protectant™ compound, works by selectively modulating certain tumor necrosis factor-alpha (TNF-alpha) induced inflammatory genes. By targeting this specific subset of TNF-alpha activity, AGIX-4207 has the potential to decrease chronic inflammation in rheumatoid arthritis without compromising the body's immune system. AGIX-4207 may also complement current rheumatoid arthritis therapies such as COX-2 inhibitors, Disease-Modifying Anti-Rheumatic Drugs (DMARDs) and TNF-alpha modulators, such as ENBREL® and REMICADE®. AGIX-4207 is currently being studied in a large dose-ranging Phase II clinical trial in patients with various stages of rheumatoid arthritis. AGIX-4207 I.V. is an intravenous rheumatoid arthritis treatment that may be useful in rheumatoid arthritis patients in whom the rapid attainment of target drug levels in the blood is desirable. AtheroGenics has completed a Phase I clinical study for AGIX-4207 I.V.

AGI-1096 is a novel, oral agent that AtheroGenics is developing to address the accelerated inflammation of grafted blood vessels, known as arteritis, common in chronic organ transplant rejection. The company has completed a Phase I clinical study with AGI-1096 and is currently developing the compound in collaboration with Fujisawa Pharmaceutical Co., Ltd.

Heart Disease & Stroke – The Reality

Heart disease is the number one killer of Americans and stroke is number three.

- Heart disease, stroke and other cardiovascular diseases are the most prevalent diseases among men and women of all races and ethnicities.
- 1.1 million people will suffer a heart attack this year.
- 600,000 people suffer a stroke each year; nearly 30% of them will die within the year and as many as 30% will be permanently disabled.
- By retirement age, 65% of Americans will have some form of cardiovascular disease.

Source: American Heart Association (www.americanheart.org)

AtheroGenics is committed to building a diversified pipeline of first-in-class therapeutic products, based upon the validated v-protectant™ technology platform. The company continues to evaluate new chemical series of second generation v-protectants™ for the treatment of chronic asthma and respiratory disease, as well as other therapeutic areas, while at the same time advancing its first therapeutic compounds closer to commercialization.

DISCOVERY RESEARCH PROGRAMS

The Discovery Research Group at AtheroGenics employs state-of-the-art functional genomics technologies to identify and validate new genes and regulatory pathways for the discovery of novel therapeutics for chronic inflammatory diseases. By understanding how environmental and pathological stimuli regulate intracellular signaling pathways and the production of genes that cause inflammation, AtheroGenics seeks to identify key molecular targets for therapeutic intervention.

Once identified, these targets are rigorously scrutinized for their involvement in disease processes and for their appropriateness as targets for the discovery of new therapeutics. When a target is validated as a potential interruption point in a disease process, compounds from our chemical libraries are screened to look for those that have the ability to affect the target. Our medicinal chemists utilize synthetic organic chemistry technologies, and work in conjunction with our pharmacology and biology groups to advance internal drug discovery efforts.

MEKK TECHNOLOGY PLATFORM

Research activities are progressing on the MEK kinase (MEKK) suite of intellectual property under the company's worldwide exclusive license agreement with National Jewish Research and Medical Center. MEKKs are enzymes involved in biological events, including the proliferation of white blood cells, and have been found to play an important role in modulating inflammatory diseases. This new technology is expected to provide a second broad platform that will synergistically complement the v-protectant™ approach to treating a wide spectrum of illnesses characterized by chronic inflammation.

COMMERCIAL OPPORTUNITIES

Despite medical advances, a continued urgent need for improvement in the treatment for atherosclerosis remains. According to the American Heart Association's Heart Disease and Stroke Statistics for 2004, cardiovascular disease remains America's number one killer, claiming almost one million lives in 2001 – more than any other cause of death.

Tackling diseases such as atherosclerosis and rheumatoid arthritis presents AtheroGenics with multiple opportunities in major markets. Estimates show that there are more than 13 million Americans with atherosclerosis and coronary artery disease. More than two million people in the U.S. cope with the crippling effects of rheumatoid arthritis.

Other compounds that AtheroGenics is evaluating may eventually address the more than 20 million people affected by asthma in the U.S. Additionally, industry sources currently report that there are now over 150,000 organ transplant recipients in the U.S. who are at risk of chronic transplant rejection.

These are clearly very large and growing markets, underscoring the importance of developing new strategies to deal with these unmet medical needs.



AtheroGenics deploys clinical management teams worldwide to ensure trials adhere to the highest clinical standards.


Coronary heart disease caused more than 1 of every 5 deaths in the United States in 2001.
Source: Heart Disease and Stroke Statistics – 2004 Update, American Heart Association

AGI-1067 – The Next Generation of Cardiovascular Care

AGI-1067 is a first-in-class oral anti-inflammatory compound that was designed to treat atherosclerosis of the blood vessels of the heart, or coronary artery disease. AtheroGenics believes that AGI-1067 may treat all areas of the coronary artery susceptible to atherosclerosis in a way that cannot be achieved with any existing therapy. In a post-study analysis from CART-1, data suggested that AGI-1067 demonstrated the ability to potentially reverse the progression of atherosclerosis. It is the first drug to directly target vascular inflammation and treat atherosclerosis beyond lipid modification and reducing risk factors.

THE DISEASE

Atherosclerosis is the leading cause of death worldwide, claiming more lives each year than all forms of cancer combined. Coronary artery disease is the most common – and most serious – consequence of this disease. The statistics are staggering. According to the American Heart Association, over 13 million Americans suffer from coronary artery disease today. In 2001, cardiovascular disease killed close to one million Americans, making it the single largest killer of American males and females. Based on global trends, the World Health Organization projects that by 2020, approximately half of all deaths in developed countries and a third in developing countries will be due to cardiovascular disease.

Atherosclerosis is now understood to be a chronic inflammatory disease of the arteries that results from inflammation and the excess accumulation of plaque under the inner lining of an artery. Plaque formation begins as fatty streaks on the inner arterial wall. Over time the fat deposits accumulate and grow, narrowing the opening of the artery. Damage from atherosclerosis can occur when this plaque build-up either becomes large enough to substantially reduce the blood flow through the arteries, or ruptures and causes a blood clot that completely blocks blood flow.

Atherosclerosis, depending on the location of the artery it affects, may result in heart attack, stroke or amputation. There currently are no medications available for physicians to directly treat the underlying chronic inflammation of atherosclerosis.

CART-1

In CART-1, 305 patients who underwent coronary interventions were randomized to one of three doses of AGI-1067, probucol or placebo, given in conjunction with standard therapy of care, including common cholesterol-lowering drugs known as statins. A post-study analysis of this trial, as measured by intravascular ultrasound (IVUS), suggested AGI-1067 had a short-term anti-atherosclerotic effect on coronary blood vessels, by improving lumen volumes, after only six weeks of oral therapy. A recent analysis of the CART-1 trial, provided by Dr. Jean-Claude Tardif of the Montreal Heart Institute, offers additional favorable data on the impact of AGI-1067 on plaque burden, a measure of disease in coronary blood vessels. In the treatment groups receiving the two highest doses of AGI-1067, plaque burden decreased by 1.6% and 1.9% respectively, a therapeutic effect that is consistent with reversing coronary artery disease.

ARISE

Based on the outcome of an End of Phase II meeting with the FDA, AtheroGenics accelerated plans to begin what is now called ARISE (Aggressive Reduction of Inflammation Stops Events), a pivotal Phase III study of AGI-1067. The ARISE trial began enrollment in 2003 and will be conducted in over 180 cardiac centers in the United States, Canada, the United Kingdom and South Africa. The double-blind, placebo-controlled trial will evaluate the ability of AGI-1067 to reduce major adverse cardiac events, such as death due to cardiovascular disease, myocardial infarction, stroke, coronary re-vascularization and unstable angina in patients who have coronary artery disease. ARISE will enroll 4,000 patients who will be followed for an average of 18 months or until a minimum of 1,160 major cardiac events have occurred.

The study will assess the incremental benefits of AGI-1067 over current "standard of care" therapies in this patient population. All patients in the trial, including those on placebo, will be receiving other appropriate heart disease medications, which may include statins and other cholesterol-lowering therapies, high blood pressure medications and anti-clotting agents.

CART-2

Concurrent with the ARISE Phase III clinical trial, AtheroGenics is assessing the anti-atherosclerotic effects of AGI-1067 in CART-2, a Phase IIb clinical trial. CART-2 is a 12-month, 500-patient, double-blind, placebo-controlled trial of the 280mg dose of AGI-1067. Enrollment in the study was completed in August 2003, and it is expected to provide important anatomical data on the potential of AGI-1067 to demonstrate regression of plaque volume in coronary blood vessels, as measured by IVUS.

Fast becoming the gold standard for atherosclerosis imaging by many clinicians, IVUS is an interventional technique that produces multi-dimensional ultrasound of intravascular anatomy, providing cross-sectional images of coronary blood vessels with superior resolution.

AGIX-4207 – Treating Rheumatoid Arthritis

AGIX-4207 is another proprietary small molecule drug from AtheroGenics' v-protectant™ technology platform and represents a novel approach to treating rheumatoid arthritis. Unlike some currently marketed drugs, AGIX-4207 may potentially decrease chronic inflammation in rheumatoid arthritis in a manner that avoids broad-based immune suppression.

THE DISEASE

Rheumatoid arthritis is a chronic, progressively debilitating inflammatory disease of the articular (rotating) joints that results in significant pain, stiffness and swelling and leads to degradation of the joint tissue. While it primarily affects joints, it may also affect other organ systems, including the heart, lung, and kidneys.

According to the Arthritis Foundation®, rheumatoid arthritis affects 2.1 million Americans, mostly women. Onset is usually in middle-age, appears more frequently in older people, but also affects children and young adults. Approximately 1.5 million women in the U.S. have rheumatoid arthritis, compared to 600,000 men.

The therapeutic approach to rheumatological diseases, and rheumatoid arthritis in particular, reflects the need to treat both the underlying progressive chronic inflammatory disease activity and the exacerbation or flare that can result in significant disability, morbidity or mortality. Physicians treat rheumatoid arthritis in a stepwise fashion, beginning with the use of anti-inflammatory agents such as aspirin or ibuprofen, and proceeding to treatment with biologic Disease-Modifying Anti-Rheumatic Drugs (DMARDs), which can potentially cause unwelcome side effects. The newer DMARDs target the modulation of tumor necrosis factor-alpha (TNF-alpha), tissue repair and proliferation.

The recent successful introduction of new drugs for rheumatoid arthritis has highlighted both the market potential and the size and scope of the unmet medical needs of these patients. Despite the recent advances, there remains a lack of well-tolerated, easy-to-administer treatment options for patients suffering from this devastating disease. AGIX-4207 is a selective modulator of TNF-alpha-induced inflammatory genes and is being tested as a medication that would be taken orally once a day.

In 2003, AtheroGenics completed a Phase II safety and biomarker study that tested the safety and tolerability of AGIX-4207 in patients currently being treated with infusions of infliximab (REMICADE®), and evaluated the drug's ability to suppress the expected increases in biomarkers for inflammation.

To determine whether AGIX-4207 had an anti-inflammatory effect in this patient population, the erythrocyte sedimentation rate (ESR), as well as several other inflammatory markers were measured at the beginning and the end of a three-week period. During this time frame, AGIX-4207 inhibited an increase in ESR by more than 90%.

OSCAR

In 2003, patient enrollment was initiated in a large dose-ranging Phase II clinical trial that will evaluate AGIX-4207 in patients with rheumatoid arthritis. The trial is being referred to as OSCAR (Oral Suppression of Cellular Inflammation Attenuates Rheumatoid Arthritis).

The multi-center, randomized, double-blind, placebo-controlled trial will enroll approximately 275 patients. The patients will be randomized into four groups and treated with one of three doses of AGIX-4207 or placebo, administered orally, once a day, for 12 weeks.

The primary endpoint, a reduction in the clinical signs and symptoms of disease in patients with rheumatoid arthritis, will be measured after 12 consecutive weeks of treatment using the American College of Rheumatology ACR 20 composite score. The ACR 20 is a standard measurement of response utilized to evaluate improvement of signs and symptoms in rheumatoid arthritis patients. The trial will also assess a variety of secondary endpoints, including ACR 50 and ACR 70 scores, biological markers, safety and tolerability.

AGIX-4207 I.V.

AGIX-4207 I.V. is a novel agent delivered intravenously for the treatment of rheumatoid arthritis. This I.V. formulation may be useful in rheumatoid arthritis patients in whom the rapid attainment of target drug levels in the blood is desirable. These populations may include patients with flares or exacerbations of the disease, patients who are intolerant of protein-based parenteral TNF inhibitors, hospitalized patients with rheumatoid arthritis who undergo elective or emergency surgical procedures and risk induction of flare, as well as patients who are unable to take oral medication. AtheroGenics has completed a Phase I clinical trial to assess the safety and tolerability of AGIX-4207 I.V. in healthy volunteers.



Rheumatoid arthritis affects more than 2.1 million Americans, most of whom are women.

Source: Arthritis Foundation

Product Pipeline

The AtheroGenics product pipeline provides a broad spectrum of innovative therapeutic compounds, targeting critical unmet healthcare needs and large market opportunities.

V-PROTECTANTS™	TARGET INDICATIONS	RESEARCH	PRE-IND	PHASE I	PHASE II	PHASE III
AGI-1067	Atherosclerosis					
AGIX-4207	Rheumatoid Arthritis					
AGIX-4207 I.V.	Exacerbations of Rheumatoid Arthritis					
AGI-1096	Transplant Rejection					
ORAL PRODUCT CANDIDATE	Chronic Asthma					
OTHER PROGRAMS						
FUNCTIONAL GENOMICS	Inflammatory Diseases					
MEKK TECHNOLOGY PLATFORM	Inflammatory Diseases					

Heart Disease Statistics

Percentage breakdown of deaths from cardiovascular diseases:


54% CORONARY HEART DISEASE
13% OTHER
0.4% RHEUMATIC FEVER/ RHEUMATIC HEART DISEASE
0.4% CONGENITAL CARDIOVASCULAR DEFECTS
4% DISEASES OF THE ARTERIES
5% HIGH BLOOD PRESSURE
6% CONGESTIVE HEART FAILURE
18% STROKE

United States: 2001 Source: CDC/NCHS.

INDEX TO FINANCIALS

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this annual report. The historical results are not necessarily indicative of the operating results to be expected in the future.

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999
Statement of Operations Data:					
Revenues:					
License fees	$ —	$ —	$ 1,111,111	$ 3,333,333	$ 555,556
Research and development	—	—	2,398,429	4,826,370	791,653
Total revenues	—	—	3,509,540	8,159,703	1,347,209
Operating expenses:					
Research and development *	45,721,087	22,838,066	16,884,027	12,815,788	9,041,345
General and administrative *	5,504,650	4,070,189	3,979,813	3,035,559	2,593,017
Amortization of deferred stock compensation	1,365,898	1,976,872	2,652,031	7,972,728	85,480
Total operating expenses	52,591,635	28,885,127	23,515,871	23,824,075	11,719,842
Operating loss	(52,591,635)	(28,885,127)	(20,006,331)	(15,664,372)	(10,372,633)
Interest and other income	1,258,216	962,040	2,366,748	1,714,850	342,178
Interest expense	(1,954,402)	(42,420)	—	—	(402,795)
Net loss	$ (53,287,821)	$ (27,965,507)	$ (17,639,583)	$ (13,949,522)	$ (10,433,250)
Basic and diluted net loss per share	$ (1.49)	$ (1.00)	$ (0.68)	$ (1.30)	$ (4.27)
Shares used in computing basic and diluted net loss per share	35,770,994	27,978,705	26,010,347	10,747,773	2,443,237
* Exclusive of amounts recorded as amortization of deferred stock compensation:					
Research and development	$ 939,873	$ 908,061	$ 940,053	$ 1,856,932	$ 23,649
General and administrative	$ 426,025	$ 1,068,811	$ 1,711,978	$ 6,115,796	$ 61,831

The following table contains a summary of our balance sheet data for the five years ended December 31, 2003.

DECEMBER 31,	2003	2002	2001	2000	1999
Balance Sheet Data:					
Cash and cash equivalents	$ 72,058,249	$ 32,132,329	$ 28,682,050	$ 26,463,070	$ 13,409,450
Short-term investments	59,525,679	2,538,802	29,757,945	27,518,169	—
Working capital	124,848,687	30,009,013	55,056,263	52,422,951	9,651,239
Total assets	138,836,746	37,952,044	62,255,278	57,598,951	15,717,214
Long-term obligations, less current portion	100,083,622	572,492	—	84,907	61,854
Deferred stock compensation	(505,708)	(1,243,786)	(2,975,314)	(5,930,880)	(1,809,680)
Accumulated deficit	(142,531,315)	(89,243,494)	(61,277,987)	(43,638,404)	(29,688,882)
Total shareholders' equity (deficit)	30,377,006	32,493,713	58,294,812	54,271,686	(29,288,600)

The following discussion should be read in conjunction with our financial statements and related notes included in this annual report. In this report, "AtheroGenics," "we," "us" and "our" refer to AtheroGenics, Inc.

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performances to differ materially from those referred to in such statements. These risks include statements which address operating performance, events or developments that we expect or anticipate will occur in the future, such as projections about our future results of operations or financial condition, research, development and commercialization of our product candidates, anticipated trends in our business, and other risks that could cause actual results to differ materially. You should carefully consider these risks, which are discussed in this annual report, including, without limitation, in this section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in AtheroGenics' Securities and Exchange Commission filings.

OVERVIEW

Since our operations began in 1994, we have focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as atherosclerosis, rheumatoid arthritis and asthma. Based on our proprietary vascular protectant, or v-protectant™, technology platform, we have advanced four drug development programs into clinical trials. Our lead compound, AGI-1067, is being evaluated in the Phase III clinical trial called ARISE (Aggressive Reduction of Inflammation Stops Events) as an oral therapy for the treatment of atherosclerosis. AGIX-4207, our second clinical compound, is a novel, oral agent being tested in a Phase II clinical trial called OSCAR (Oral Suppression of Cellular Inflammation Attenuates Rheumatoid Arthritis) as a treatment for rheumatoid arthritis. AGIX-4207 I.V. is an intravenous rheumatoid arthritis treatment that has completed a Phase I clinical trial. AGI-1096 is a novel, oral agent that is being developed for the prevention of organ transplant rejection in collaboration with Fujisawa Pharmaceutical Co., Ltd. In addition to these compounds, we are progressing on a number of other preclinical programs.

To date, we have devoted substantially all of our resources to research and development. We have not derived any commercial revenues from product sales and, excluding the effect of certain license fees of a non-recurring nature, expect to incur significant losses in most years prior to deriving any such product revenue.

We have funded our operations primarily through sales of equity and debt securities.

We have incurred significant losses since we began operations and, as of December 31, 2003, had an accumulated deficit of $142.5 million. We cannot assure you whether or when we will become profitable. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing research and development costs. We expect that losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. Our ability to achieve profitability depends upon our ability, alone or with others, to complete the successful development of our product candidates, to obtain required regulatory clearances, and to manufacture and market our future products.

CRITICAL ACCOUNTING POLICIES

We have identified the following policies as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Research and Development Accrual

As part of the process of preparing our financial statements, we are required to estimate expenses that we believe we have incurred, but have not yet been billed for. This process involves identifying services and activities that have been performed by third-party vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of expenses for which we accrue, based on estimates we make, include fees for professional services, such as those provided by certain clinical research organizations and investigators in conjunction with clinical trials, and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. We must sometimes estimate the date on which certain services commence and/or the level of services performed on or before a given date and the cost of such services. We make these estimates based upon the facts and circumstances known to us at the time and in accordance with generally accepted accounting principles.

Revenue Recognition
License fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of us. We had committed to perform certain research and development activities as part of a license agreement, which has been terminated; accordingly, the upfront license payment was amortized over the anticipated time period to conduct these activities. Revenues under research and development arrangements were recognized as the research and development activities were performed pursuant to the terms of the related agreements. These revenues were billed quarterly and the related payments were not refundable.

Stock-Based Compensation
We have elected to follow Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), in accounting for our stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. We account for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure* ("SFAS 148"), an amendment to SFAS 123, requires disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

In connection with the grant of certain options to employees, we have recorded non-cash deferred stock compensation of approximately $14 million since 1999, representing the difference between the exercise price and the deemed fair value of our common stock on the dates these stock options were granted. Deferred stock compensation is included as a reduction of shareholders' equity and is being amortized to expense using the graded vesting method. The graded vesting method provides for vesting of each portion of the overall award over its respective vesting period, and results in higher vesting in earlier years than straight-line vesting.

In connection with the grant of certain options and warrants to non-employees during 2001 and 2002, we recorded non-cash deferred stock compensation of approximately $1.3 million. The fair value of the options and warrants for purposes of this calculation was determined by using the Black-Scholes option valuation model. The fair value of the options and warrants is re-measured at each measurement date, based on the then current fair value of our common stock.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2003 and 2002

Revenues
There were no revenues during 2003 or 2002. We may receive revenues in the future related to potential licensing agreements with pharmaceutical companies for our compounds or programs.

Expenses
Research and Development. Research and development expenses, excluding amortization of deferred stock compensation, were $45.7 million in 2003, compared to $22.8 million in 2002. The increase of $22.9 million, or 100%, is primarily due to increased expenditures for the AGI-1067 ARISE Phase III clinical trial and the AGIX-4207 OSCAR Phase II clinical trial, such as manufacturing activities for clinical drug supply, study monitoring and payments to clinical investigators. Also contributing to the increase are the ongoing patient related costs for the AGI-1067 CART-2 Phase IIb clinical trial.

We expect that research and development expenses will continue to increase in 2004. This increase will be primarily related to activities surrounding the AGI-1067 ARISE Phase III clinical trial.

General and Administrative. General and administrative expenses, excluding amortization of deferred stock compensation, were $5.5 million in 2003, compared to $4.1 million in 2002. The increase of $1.4 million, or 35%, is primarily due to an increase in directors and officers' insurance premiums, consulting fees and business development expenses related to partnering activities.

Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation was $1.4 million in 2003, compared to $2.0 million in 2002. The decrease in 2003 compared to 2002 is primarily due to the deferred stock compensation being amortized using the graded vesting method, which results in higher amortization in the earlier years, partially offset by re-measuring options and warrants granted to consultants based on our current, higher fair market value.

Interest and Other Income

Interest and other income is primarily comprised of interest income earned on our cash and short-term investments. Interest and other income was $1.3 million in 2003, compared to $962,040 in 2002. The increase is due to the increased amount of invested funds received from our follow-on offering in February 2003 and our convertible debt offering in August 2003.

Interest Expense

Interest expense was $2.0 million in 2003 compared to $42,420 in 2002. The increase in interest expense is primarily comprised of interest expense resulting from our $100 million long-term convertible debt, issued in August 2003.

Income Taxes

As of December 31, 2003, we had net operating loss carryforwards and research and development credit carryforwards of $129.5 million and $4.0 million, respectively, available to offset future regular and alternative taxable income. The net operating loss carryforwards and the research and development credit carryforwards will expire between 2010 and 2024. Because of our lack of earnings history, the resulting deferred tax assets have been fully offset by a valuation allowance. The utilization of the loss and credit carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards and research and development credit carryforwards. We have completed an analysis of Internal Revenue Code Section 382 limitations on the cumulative net operating loss carryforward. The annual limitations are not expected to prevent utilization of the net operating loss carryforward due to significant increases in value indicated by the successive issuances of our stock.

Comparison of Years Ended December 31, 2002 and 2001

Revenues

There were no revenues during 2002, compared to $3.5 million in 2001. Revenue in 2001 reflected the amortization of a $5.0 million license fee payment and research and development revenue attributable to a license agreement that was terminated in October 2001.

Expenses

Research and Development. Research and development expenses, excluding amortization of deferred stock compensation, were $22.8 million in 2002, compared to $16.9 million in 2001. The increase of $6.0 million, or 35%, was primarily due to increased expenditures for the Phase II clinical trials for AGI-1067 and AGIX-4207 for items such as patient costs and clinical drug supply. Also contributing to the increase were start-up expenditures related to organizing the ARISE Phase III clinical trial, which were primarily related to commercial formulation, manufacturing bulk drug supply and the hiring of additional employees in preparation for the planned clinical trials.

General and Administrative. General and administrative expenses, excluding amortization of deferred stock compensation, were $4.1 million in 2002, compared to $4.0 million in 2001. The increase of $90,376, or 2%, reflects an increase in business development activities offset in part by lower expenditures for professional fees.

Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation was $2.0 million in 2002, of which $908,061 was attributable to research and development expenses and $1.1 million was attributable to general and administrative expenses. In 2001, amortization of deferred stock compensation was $2.7 million, of which $940,053 was attributable to research and development expenses and $1.7 million was attributable to general and administrative expenses. The decrease in 2002 compared to 2001 was due to the deferred stock compensation being amortized using the graded vesting method, which results in higher amortization in the earlier years. The decrease was partially offset by re-measuring options and warrants granted to consultants to current fair market value, in accordance with EITF Issue No. 96-18.

Interest and Other Income

Interest income was $962,040 in 2002, compared to $2.4 million in 2001. The decrease in interest income was a reflection of lower investment balances and lower average interest rates.

Interest Expense

Interest expense was $42,420 in 2002 was due to the interest on the equipment loan facility.

Income Taxes

As of December 31, 2002, we had net operating loss carryforwards and research and development credit carryforwards of $76.3 million and $2.3 million, respectively, available to offset future regular and alternative taxable income.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations primarily through sales of equity securities, convertible notes and payments received from a licensing agreement. At December 31, 2003, we had cash, cash equivalents and short-term investments of $131.6 million, compared with $34.7 million and $58.4 million at December 31, 2002 and 2001, respectively. Working capital at December 31, 2003 was $124.8 million, compared to $30.0 million and $55.1 million at December 31, 2002 and 2001, respectively. The increase in cash, cash equivalents, short-term investments and working capital for the year ended December 31, 2003 is primarily due to funds received from our follow-on stock offering in February 2003 of approximately $48.4 million and our convertible debt offering in August 2003 of approximately $96.7 million. The decrease in cash, cash equivalents, short-term investments and working capital for the year ended 2002 from 2001 is due to the use of funds for operating purposes.

Net cash used in operating activities was $48.6 million in 2003 compared to $24.2 million in 2002 and $12.8 million in 2001. The increase in the use of cash in operating activities is principally due to funding a net loss of $53.3 million and an increase in prepaid expense of $1.0 million, partially offset by an increase in the research and development accrual of $2.0 million and accrued liabilities of $1.6 million. The increase in cash needed to fund the net loss is primarily attributable to expenditures for our ARISE Phase III clinical trial and our CART-2 Phase IIb clinical trial for AGI-1067, and the implementation of our OSCAR Phase II clinical trial for AGIX-4207, as well as other ongoing product development activities. The increase in prepaid expense is due to pre-payments made to contractors for the ARISE clinical trial which is being expensed when service is performed. As a result of our ongoing Phase III ARISE clinical trial for AGI-1067 and the expected increase in cash usage, we anticipate that prepaid expenses and the research and development accrual may fluctuate more significantly than in previous periods. We anticipate net cash usage in 2004 for ARISE and our other on-going preclinical and clinical programs, as well as our other operating activities, to be in a range of $63.0 million to $67.0 million, subject to the impact of a corporate partnering arrangement for AGI-1067.

Net cash used in investing activities was $57.5 million in 2003 compared to net cash provided by investing activities of $26.5 million in 2002 and $3.8 million used in investing activities in 2001. Net cash used in investing activities during 2003 consisted primarily of net purchases of available-for-sale securities. Net cash provided by investing activities during 2002 consisted primarily of the sales of available-for-sale securities, with the proceeds reinvested in interest-bearing cash equivalents. Net cash used in investing activities during 2001 consisted primarily of net purchases of available-for-sale securities, and purchases of equipment and leasehold improvements.

Net cash provided by financing activities was $146.1 million in 2003 compared to $1.2 million in 2002 and $18.8 million in 2001. Net cash provided by financing activities in 2003 consisted of primarily of $48.4 million received from our follow-on stock offering in February 2003 and $96.7 million received from our convertible debt offering in August 2003. Net cash provided by financing activities in 2002 consisted primarily of proceeds from an equipment loan facility and exercise of common stock options. Net cash provided by financing activities in 2001 consisted primarily of $18.8 million received from the private placement of our common stock in June 2001.

In March 2002, we entered into a revolving credit facility with Silicon Valley Bank (the "Bank") for up to a maximum amount of $5.0 million to be used for working capital requirements. The revolving credit facility was not used, and as such, we terminated it in December 2003. We also entered into an equipment loan facility, as modified in June 2003, with the Bank for up to a maximum amount of $2.5 million to be used to finance existing and new equipment purchases. The borrowing period under the equipment loan facility, as modified, expired on September 30, 2003. At December 31, 2003, there was an outstanding balance of approximately $563,000 on the equipment loan facility and the weighted average interest rate was 7.7% per year.

In February 2003, we completed a public offering of approximately 8.3 million shares of common stock (including the exercise of the underwriters' over-allotment option) that raised net proceeds of approximately $48.4 million.

In August 2003, we issued $100 million in aggregate principal amount of 4.5% convertible notes due 2008 through a Rule 144A private placement to qualified institutional buyers. These notes initially are convertible into our common stock at a conversion rate of 65.1890 shares per $1,000 principal amount of notes, or approximately $15.34 per share. Net proceeds were approximately $96.7 million. We intend to use the net proceeds from the sale of the notes for research and development activities, including clinical trials, process development and manufacturing support, and for general corporate purposes, including working capital. Pending these uses, the net proceeds have been invested in interest-bearing, investment grade securities. As of December 31, 2003, we have recorded $1.7 million of interest expense related to the notes, which is due March 1, 2004.

We have a contract with an organization that is currently conducting our Phase II and Phase III clinical trials for AGI-1067. We will be required to pay a percentage of the remaining balance of the contract in the unlikely event that we terminate the contract. As of December 31, 2003, the termination fee would have been approximately $1.0 million had we elected to terminate at that time.

The following table summarizes our long-term contractual obligations as of December 31, 2003:

	Payments Due by Period				
	Total	2004	2005–2006	2007–2008	Thereafter
Contractual obligations					
Operating leases, net of sublease income	$ 5,723,230	$ 1,063,794	$ 2,152,011	$ 2,314,723	$ 192,702
Long-term debt	100,563,061	479,439	83,622	100,000,000	—
Total contractual obligations	$106,286,291	$ 1,543,233	$ 2,235,633	$102,314,723	$ 192,702

Based upon the current status of our product development and commercialization plans, we believe that our existing cash and cash equivalents will be adequate to satisfy our capital needs for at least the next 12 months. However, our actual capital requirements will depend on many factors, including:

- the status of product development;
- the time and cost involved in conducting clinical trials and obtaining regulatory approvals;
- the costs of filing, prosecuting and enforcing patent and other intellectual property claims;
- competing technological and market developments; and
- our ability to establish new licensing agreements.

We have historically accessed the capital markets from time to time to raise adequate funds for operating needs and cash reserves. Although we believe we have adequate cash for at least the next 12 months, we may access capital markets when we believe market conditions or company needs merit doing so.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ON MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to continue to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, all of which have a minimum investment rating of A1/P1, money market funds, and government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

The following table summarizes the maturity of the debt and projected annual average interest rates on our equipment loan facility and convertible notes as of December 31, 2003.

	2004	2005–2006	2007–2008	Total	Value as of DECEMBER 31, 2003
Long-term debt-fixed rate					
Maturity	$ 479,439	$ 83,622	$ 100,000,000	$ 100,563,061	$ 123,813,061
Average interest rate	7.7%	7.7%	4.5%		

BALANCE SHEETS

DECEMBER 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 72,058,249	$ 32,132,329
Short-term investments	59,525,679	2,538,802
Prepaid expenses	1,144,006	166,995
Notes receivable and other current assets	496,871	56,726
Total current assets	133,224,805	34,894,852
Equipment and leasehold improvements, net of accumulated depreciation and amortization	2,520,790	2,825,267
Other assets	3,091,151	231,925
Total assets	$138,836,746	$ 37,952,044
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,778,187	$ 1,959,295
Accrued research and development costs	2,961,085	945,506
Accrued liabilities	2,118,500	589,345
Accrued compensation	1,038,907	957,056
Current portion of equipment loan facility	479,439	434,637
Total current liabilities	8,376,118	4,885,839
Convertible notes payable	100,000,000	—
Equipment loan facility, net of current portion	83,622	572,492
Shareholders' equity		
Preferred stock, no par value: Authorized—5,000,000 shares	—	—
Common stock, no par value:		
Authorized—100,000,000 shares; issued and outstanding—36,763,407 and 28,133,560 shares at December 31, 2003 and 2002, respectively	172,452,536	122,182,607
Warrants	950,588	798,076
Deferred stock compensation	(505,708)	(1,243,786)
Accumulated deficit	(142,531,315)	(89,243,494)
Accumulated other comprehensive income	10,905	310
Total shareholders' equity	30,377,006	32,493,713
Total liabilities and shareholders' equity	$138,836,746	$ 37,952,044

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,	2003	2002	2001
Revenues:			
License fees	$ —	$ —	$ 1,111,111
Research and development	—	—	2,398,429
Total revenues	—	—	3,509,540
Operating expenses:			
Research and development*	45,721,087	22,838,066	16,884,027
General and administrative*	5,504,650	4,070,189	3,979,813
Amortization of deferred stock compensation	1,365,898	1,976,872	2,652,031
Total operating expenses	52,591,635	28,885,127	23,515,871
Operating loss	(52,591,635)	(28,885,127)	(20,006,331)
Interest and other income	1,258,216	962,040	2,366,748
Interest expense	(1,954,402)	(42,420)	—
Net loss	$ (53,287,821)	$ (27,965,507)	$ (17,639,583)
Net loss per share—basic and diluted	$ (1.49)	$ (1.00)	$ (0.68)
Weighted average shares outstanding—basic and diluted	35,770,994	27,978,705	26,010,347
* Exclusive of amounts recorded as amortization of deferred stock compensation:			
Research and development	$ 939,873	$ 908,061	$ 940,053
General and administrative	$ 426,025	$ 1,068,811	$ 1,711,978

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock			Deferred		Accumulated Other	Total
	Shares	Amount	Warrants	Stock Compensation	Accumulated Deficit	Comprehensive Income	Shareholders' Equity
BALANCE AT JANUARY 1, 2001	23,909,295	$ 103,608,655	$ 225,713	$ (5,930,880)	$ (43,638,404)	$ 6,602	$ 54,271,686
Issuance of common stock for exercise of stock options at $.30 to $.38 per share	335,478	108,764	—	—	—	—	108,764
Issuance of common stock for services	5,000	29,778	—	—	—	—	29,778
Issuance of common stock, net of issuance cost of $1,788,310	3,585,000	18,825,440	—	—	—	—	18,825,440
Deferred stock compensation for issuance of stock options and warrants related to a technology license agreement	—	546,200	546,000	(1,092,200)	—	—	—
Amortization of deferred stock compensation	—	(1,395,735)	—	4,047,766	—	—	2,652,031
Net loss	—	—	—	—	(17,639,583)	—	(17,639,583)
Unrealized gain on available-for-sale securities	—	—	—	—	—	46,696	46,696
Comprehensive loss							(17,592,887)
BALANCE AT DECEMBER 31, 2001	27,834,773	121,723,102	771,713	(2,975,314)	(61,277,987)	53,298	58,294,812
Issuance of common stock for exercise of stock options at $.30 to $5.00 per share	262,654	240,524	—	—	—	—	240,524
Issuance of common stock for exercise of warrants	36,133	78,637	(78,637)	—	—	—	—
Deferred stock compensation for re-measurement of stock options related to a consulting agreement	—	235,956	—	(235,956)	—	—	—
Adjustments to market value for variable stock options and warrants issued to non-employees	—	16,229	105,000	(121,229)	—	—	—
Amortization of deferred stock compensation	—	(111,841)	—	2,088,713	—	—	1,976,872
Net loss	—	—	—	—	(27,965,507)	—	(27,965,507)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(52,988)	(52,988)
Comprehensive loss							(28,018,495)
BALANCE AT DECEMBER 31, 2002	28,133,560	122,182,607	798,076	(1,243,786)	(89,243,494)	310	32,493,713
Issuance of common stock for exercise of stock options at $.30 to $8.25 per share	340,395	1,382,972	—	—	—	—	1,382,972
Issuance of common stock for exercise of warrants	9,452	150,400	(150,400)	—	—	—	—
Issuance of common stock, net of issuance cost of $3,264,905	8,280,000	48,411,649	—	—	—	—	48,411,649
Adjustments to market value for variable stock options and warrants issued to non-employees	—	324,908	302,912	(627,820)	—	—	—
Amortization of deferred stock compensation	—	—	—	1,365,898	—	—	1,365,898
Net loss	—	—	—	—	(53,287,821)	—	(53,287,821)
Unrealized gain on available-for-sale securities	—	—	—	—	—	10,595	10,595
Comprehensive loss							(53,277,226)
BALANCE AT DECEMBER 31, 2003	36,763,407	$172,452,536	$ 950,588	$ (505,708)	$(142,531,315)	$ 10,905	$ 30,377,006

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2003	2002	2001
OPERATING ACTIVITIES			
Net loss	$ (53,287,821)	$ (27,965,507)	$ (17,639,583)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	839,503	746,949	491,973
Amortization of debt issuance costs	217,660	—	—
Amortization of deferred stock compensation	1,365,898	1,976,872	2,652,031
Stock issued for services	—	—	29,778
Changes in operating assets and liabilities:			
Accounts receivable	—	—	1,138,244
Prepaid expenses	(977,011)	23,679	206,385
Notes receivable and other assets	(252,126)	420,446	(401,682)
Accounts payable	(181,108)	837,745	616,559
Accrued research and development	2,015,579	(361,929)	965,225
Accrued liabilities and compensation	1,611,006	102,021	286,093
Deferred revenues	—	—	(1,111,111)
Net cash used in operating activities	(48,648,420)	(24,219,724)	(12,766,088)
INVESTING ACTIVITIES			
(Purchases) sales of short-term investments	(56,976,282)	27,166,155	(2,193,080)
Purchases of equipment and leasehold improvements	(535,026)	(656,704)	(1,632,491)
Net cash (used in) provided by investing activities	(57,511,308)	26,509,451	(3,825,571)
FINANCING ACTIVITIES			
Proceeds from the convertible notes	96,735,095	—	—
Proceeds from the issuance of common stock	48,411,649	—	18,825,440
Proceeds from the exercise of common stock options	1,382,972	240,524	108,764
Proceeds from equipment loan facility	—	1,258,473	—
Payments on equipment loan facility and capital lease obligation	(444,068)	(338,445)	(123,565)
Net cash provided by financing activities	146,085,648	1,160,552	18,810,639
Increase in cash and cash equivalents	39,925,920	3,450,279	2,218,980
Cash and cash equivalents at beginning of year	32,132,329	28,682,050	26,463,070
Cash and cash equivalents at end of year	$ 72,058,249	$ 32,132,329	$ 28,682,050
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	$ 61,844	$ 50,689	$ 21,536
Re-measurement adjustment for variable options and warrants issued for technology license agreements and consulting agreements	$ 627,820	$ 357,185	$ 1,092,200

The accompanying notes are an integral part of these financial statements.

NOTE 1 > DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

AtheroGenics, Inc. ("AtheroGenics") was incorporated on November 23, 1993 (date of inception) in the State of Georgia to focus on the discovery, development and commercialization of novel therapeutics for the treatment of chronic inflammatory diseases, such as heart disease (atherosclerosis), rheumatoid arthritis and asthma.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

AtheroGenics considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. AtheroGenics' cash equivalents consist primarily of money market accounts, commercial paper, government agency notes and corporate notes on deposit with several financial institutions and the carrying amounts reported in the balance sheets approximate their fair value.

Short-Term Investments

Short-term investments consist of certificates of deposit, commercial paper, government agency notes and corporate notes with original maturities greater than three months and with maturities less than one year.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. These investments are accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). AtheroGenics has classified all investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Realized gains and losses are included in investment income and are determined on a specific identification basis.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject AtheroGenics to concentration of credit risk consist primarily of cash, cash equivalents and short-term investments. These assets are maintained by reputable third-party financial institution custodians. The carrying values reported in the balance sheets for cash, cash equivalents and short-term investments approximate fair values.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation of computer and lab equipment is computed using the straight-line method over the estimated useful lives of three and five years, respectively. Amortization of leasehold improvements is recorded over the shorter of: (a) the estimated useful lives of the related assets; or (b) the lease term.

Research and Development Accrual

AtheroGenics' research and development accrual is based on expenses that are believed to have been incurred, but have not yet been billed for. Examples of expenses for which AtheroGenics accrued based on its estimates include fees for professional services, such as those provided by certain clinical research organizations and investigators in conjunction with clinical trials, and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. AtheroGenics must sometimes estimate the date on which certain services commence and/or the level of services performed on or before a given date and the cost of such services. AtheroGenics makes these estimates based upon the facts and circumstances known at the time and in accordance with generally accepted accounting principles.

Revenue Recognition

License fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of AtheroGenics. AtheroGenics had committed to perform certain research and development activities as part of an exclusive license agreement; accordingly, the upfront license payment was amortized over the anticipated time period to conduct such activities. Revenues under research and development arrangements were recognized as the research and development activities were performed pursuant to the terms of the related agreements (see Note 2 "License Agreement"). These revenues were billed quarterly and the related payments were not refundable.

Research and Development and Patent Costs

Research and development costs, including all related salaries, clinical trial expenses, facility costs and expenditures related to obtaining patents, are charged to expense when incurred.

Stock-Based Compensation

AtheroGenics has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. AtheroGenics accounts for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.* SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* ("SFAS 148"), an amendment to SFAS 123, requires disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

The following table illustrates the effect on net loss and net loss per share if the fair value based method had been applied to all outstanding and unvested options in each period, based on the provisions of SFAS 123 and SFAS 148.

YEAR ENDED DECEMBER 31,	2003	2002	2001
Net loss, as reported	$ (53,287,821)	$ (27,965,507)	$ (17,639,583)
Add: Stock-based employee compensation expense included in reported net loss	553,309	1,495,249	2,316,141
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,375,253)	(3,441,554)	(3,370,753)
Pro forma net loss	$ (56,109,765)	$ (29,911,812)	$ (18,694,195)
Net loss per share:			
Basic and diluted, as reported	$ (1.49)	$ (1.00)	$ (0.68)
Basic and diluted, pro forma	$ (1.57)	$ (1.07)	$ (0.72)

The fair value for these options (which are granted with an exercise price equal to fair market value on the grant date) was estimated using the Black-Scholes option valuation model with the following assumptions:

	2003	2002	2001
Expected life	5 years	5 years	5 years
Risk free interest rate	4.27%	3.37%	4.51%
Volatility	80.18%	87.63%	99.79%

Income Taxes

The liability method is used in accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

Comprehensive Income

AtheroGenics computes comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income* ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities. Comprehensive loss was $53,277,226, $28,018,495 and $17,592,887 for the years ended December 31, 2003, 2002 and 2001, respectively.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for variable interest entities obtained after January 31, 2003, and otherwise is effective for the first reporting period ending after March 15, 2004. AtheroGenics does not expect the adoption of FIN 46 to have a material impact upon its financial statements.

In May 2003, the FASB approved SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("SFAS 150"). SFAS 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. It requires that financial instruments that fall within its scope be classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing financial instruments as of July 1, 2003. AtheroGenics does not have any financial instruments that fall under the guidance of SFAS 150 and, therefore, the adoption of SFAS 150 did not have an impact on AtheroGenics' financial statements.

NOTE 2 › LICENSE AGREEMENT

In October 1999, AtheroGenics entered into an exclusive license agreement (the "Agreement"), consisting of contracts with each of Schering Corporation and Schering-Plough Ltd. (collectively, "Schering-Plough"). Under the Agreement, AtheroGenics granted to Schering-Plough rights to develop and commercialize AGI-1067 and specified compounds.

In November 1999, under the terms of the Agreement, AtheroGenics received a $5,000,000 nonrefundable license fee for the exclusive worldwide license to patent rights and licensor know-how held by AtheroGenics. AtheroGenics amortized the fee over 18 months, which represents the period AtheroGenics conducted development activities pursuant to the Agreement. Schering-Plough also paid AtheroGenics $2,398,429 for research and development activities performed during 2001 related to AGI-1067.

In October 2001, AtheroGenics reacquired all rights to AGI-1067 and related technology and terminated the license agreement.

NOTE 3 › NET LOSS PER SHARE

SFAS No. 128, *Earnings per Share*, requires presentation of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that diluted earnings per share reflects the potential dilution that would occur if outstanding options, warrants and convertible notes payable were exercised.

During all periods presented, AtheroGenics had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following at the dates indicated:

YEAR ENDED DECEMBER 31,	2003	2002	2001
Shares underlying convertible notes	6,518,904	–	–
Options	4,403,179	3,895,420	3,360,660
Warrants	267,622	283,622	350,290
Total	11,189,705	4,179,042	3,710,950
Conversion price of shares underlying convertible notes	$ 15.34	$ –	$ –
Weighted average exercise price of options	$ 6.27	$ 4.06	$ 2.99
Weighted average exercise price of warrants	$ 4.32	$ 4.41	$ 4.14

Because AtheroGenics reported a net loss for all periods presented, shares associated with the convertible notes, stock options and warrants are not included because they are antidilutive. Basic and diluted net loss per share amounts are the same for the periods presented.

NOTE 4 > COMMON STOCK

On June 19, 2001, AtheroGenics completed a private placement of 3,585,000 shares of common stock that raised net proceeds of approximately $18,800,000.

On November 9, 2001, AtheroGenics' Board of Directors adopted a Shareholder Rights Plan declaring a dividend distribution of one common stock purchase right on each outstanding share of its common stock. Until the rights become exercisable, the rights will trade automatically with the common stock of AtheroGenics and separate rights certificates will not be issued. Under the rights plan, each right consists of an initial right and subsequent rights. Initial rights will be exercisable only if a person or group acquires 15% or more of AtheroGenics' common stock, whether through open market or private purchases or consummation of a tender or exchange offer. Any shareholders who owned, as of November 9, 2001, in excess of 17% of AtheroGenics' common stock will be permitted to acquire up to an aggregate of 20% of AtheroGenics' outstanding common stock without triggering the rights plan. If, following the exercise of initial rights, a person or group again acquires 15% or more of AtheroGenics' common stock, or a person or group who had previously acquired 15% or more of AtheroGenics' common stock acquires an additional 10% or more of the common stock, the subsequent rights become exercisable. Each right will initially entitle shareholders to buy eight shares of common stock at an exercise price equal to 20% of the then current market value of the common stock, calculated and adjusted according to the terms of the rights plan. The number of shares that can be purchased upon exercise will increase as the number of shares held by the bidder increases.

If AtheroGenics is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then current exercise price, a number of the acquiring company's shares equal in value to those obtainable if the rights were exercisable in AtheroGenics' stock.

The rights are intended to enable all shareholders to realize the long-term value of their investment in AtheroGenics. They will not prevent a takeover, but should encourage anyone seeking to acquire AtheroGenics to negotiate with the Board prior to attempting a takeover. The Board of Directors may redeem any non-exercisable rights at any time at its option at a redemption price of $.0001 per right. The rights plan expires at the close of business on November 8, 2011.

On February 3, 2003, AtheroGenics completed a public offering of 8,280,000 shares of common stock (including the exercise of the underwriters' over-allotment option) that raised net proceeds of approximately $48,400,000.

NOTE 5 > STOCK OPTIONS AND WARRANTS

During 1995, AtheroGenics established a stock option plan (the "1995 Plan") which, as amended, provides that options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than 75% of the fair values of the shares on the dates of grant.

The 1995 Plan, as amended, authorizes the grant of options for up to 1,264,084 shares of AtheroGenics' common stock, and as of December 31, 2003, AtheroGenics had reserved 267,800 shares of common stock for future issuance under the 1995 Plan. Options granted under the 1995 Plan vest over periods ranging from the date of grant to five years from that date.

During 1997, AtheroGenics established an equity ownership plan (the "1997 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 1997 Plan, as amended, authorizes the grant of options for up to 3,724,416 shares of AtheroGenics' common stock. As of December 31, 2003, AtheroGenics had reserved 2,282,147 shares of common stock for issuance under the 1997 Plan. The 1997 Plan allows for grants of non-qualified options, incentive stock options and shares of restricted stock. Non-qualified options granted under the 1997 Plan may vest immediately for non-employees, but vest over a four-year period for employees. Incentive stock options generally vest over four years. The majority of the stock options granted under the 1997 Plan are incentive stock options.

Effective April 18, 2001, AtheroGenics established an equity ownership plan (the "2001 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 2001 Plan authorizes the grant of options for up to 2,000,000 shares of AtheroGenics' common stock. As of December 31, 2003, AtheroGenics had reserved 1,946,779 shares of common stock for issuance under the 2001 Plan. The terms of the 2001 Plan are substantially similar to the terms of the 1997 Plan.

A summary of stock option activity under the 1995 Plan, the 1997 Plan and the 2001 Plan follows:

	Number of Shares	Price Range	Weighted Average Price
Outstanding at January 1, 2001	2,858,175	$ .10– 9.88	$ 1.49
Granted	1,071,450	4.37– 6.85	6.02
Exercised	(340,478)	.30– 6.56	.41
Canceled	(228,487)	.30– 8.25	2.31
Outstanding at December 31, 2001	3,360,660	.10– 9.88	2.99
Granted	1,048,380	6.10– 7.85	7.18
Exercised	(262,654)	.30– 5.30	.92
Canceled	(250,966)	.31– 9.88	5.97
Outstanding at December 31, 2002	3,895,420	.10– 9.88	4.06
Granted	986,983	7.55–16.65	14.40
Exercised	(340,395)	.30– 8.25	4.06
Canceled	(138,829)	.31–14.51	7.68
Outstanding at December 31, 2003	4,403,179	.10–16.65	6.27

The following table summarizes information concerning currently outstanding and exercisable options granted under the 1995 Plan, the 1997 Plan and the 2001 Plan as of December 31, 2003.

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ .10– .38	1,426,400	5.05	$ .31	1,426,400	$ .31
4.37– 6.85	1,084,024	7.65	5.89	651,165	5.87
7.00– 8.63	953,322	8.53	7.50	342,620	7.68
9.10–14.93	922,933	9.90	14.45	11,196	9.40
16.52–16.65	16,500	9.80	16.56	–	–
	4,403,179	7.48	6.27	2,431,381	2.88

In 1999 and 2000, in connection with the grant of certain options to employees, AtheroGenics recorded non-cash deferred stock compensation of $13,989,088, representing the difference between the exercise price and the deemed fair value of AtheroGenics' common stock on the dates these stock options were granted. Deferred stock compensation is included as a reduction of shareholders' equity and is being amortized to expense using the graded vesting method. The graded vesting method provides for vesting of each portion of the overall award over its respective vesting period, and results in higher vesting in earlier years than straight-line vesting. During 2003, 2002 and 2001, AtheroGenics recorded amortization of deferred stock compensation for these options of $553,309, $1,495,249 and $2,316,141, respectively.

In June 2001, in connection with the grant of certain warrants as part of a licensing agreement with National Jewish Medical and Research Center and options granted for the addition of new members to the Scientific Advisory Board, AtheroGenics recorded non-cash deferred stock compensation of $1,092,200. In August 2002, in connection with the modification of certain options held by an employee who changed his status to become a consultant, AtheroGenics recorded non-cash deferred stock compensation of $235,956. The fair value of the warrants and options for purposes of these calculations was determined by using the Black-Scholes model. These amounts are included as a reduction of shareholders' equity and are being amortized over the vesting periods of the individual warrants and options, five years, using the graded vesting method, for National Jewish and one year, using the straight-line method, for the consultant.

During 2003 and 2002, an additional $627,820 and $121,229, respectively, of non-cash deferred stock compensation was recorded due to re-measurement of the fair value of the options at each measurement date. During 2003, 2002 and 2001, AtheroGenics recorded a total of $812,589, $481,623 and $335,890, respectively, of amortization of deferred stock compensation for these warrants and options. At December 31, 2003, 84,000 shares of common stock were reserved for issuance upon the exercise of these outstanding warrants.

At December 31, 2003, AtheroGenics had a total of $505,708 remaining to be amortized over the vesting periods of all of the option grants discussed above. This amortization will approximate $305,000 in 2004, $154,000 in 2005 and $47,000 in 2006. During 2002 and 2001, 13,200 shares and 165,500 shares, respectively, were forfeited and deferred stock compensation was decreased by $111,841 and $1,395, 735, respectively.

In August 1998, AtheroGenics issued 205,002 warrants in connection with a bridge loan agreement. These warrants became exercisable on January 1, 1999 for $3.00 per share and expire on August 19, 2008. In February 1999, in connection with an amendment to the bridge loan agreement, AtheroGenics issued an additional 200,001 warrants that became exercisable on April 13, 1999 for $3.00 per share and expire on December 31, 2008. At December 31, 2003, AtheroGenics had 183,622 shares of common stock reserved for issuance upon the exercise of these warrants.

NOTE 6 › SHORT-TERM INVESTMENTS

Short-term investments consist of debt securities classified as available-for-sale and have maturities greater than 90 days and less than 12 months from the date of acquisition. AtheroGenics has invested primarily in corporate notes and commercial paper, all of which have a minimum investment rating of A1/P1, and government agency notes. AtheroGenics had no realized gains or losses from the sale of investments for the period ended December 31, 2003. The unrealized gains were $10,905 and $310 for 2003 and 2002, respectively. The following table summarizes the estimated fair value of AtheroGenics' short-term investments:

DECEMBER 31,	2003	2002
Government agency notes	$ 36,415,792	$ 1,000,000
Corporate notes	20,874,579	—
Commercial paper	2,194,575	1,500,309
Certificate of deposit	40,733	38,493
Total	$ 59,525,679	$ 2,538,802

All available-for-sale securities held at December 31, 2003, will mature during 2004.

NOTE 7 › EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consists of the following:

DECEMBER 31,	2003	2002
Laboratory equipment	$ 2,664,192	$ 2,564,534
Leasehold improvements	1,563,084	1,492,540
Computer and office equipment	1,474,599	1,109,776
	5,701,875	5,166,850
Accumulated depreciation and amortization	(3,181,085)	(2,341,583)
	$ 2,520,790	$ 2,825,267

NOTE 8 › CONVERTIBLE NOTES PAYABLE

In August 2003, AtheroGenics issued $100 million in aggregate principal amount of 4.5% convertible notes due September 1, 2008 with interest payable semi-annually in March and September. Net proceeds to AtheroGenics were approximately $96.7 million, after deducting expenses and underwriter's discounts and commissions. AtheroGenics recorded issuance costs related to the notes of approximately $3.3 million. These costs are recorded as other assets and are being amortized to interest expense over the five-year life of the notes.

The notes may be converted at the option of the holder into shares of AtheroGenics' common stock, prior to the close of business on September 1, 2008 at a conversion rate of 65.1890 shares per $1,000 principal amount of notes, representing a conversion price of approximately $15.34, subject to adjustment. Under certain circumstances, AtheroGenics may be obligated to redeem all or part of the notes prior to their maturity at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, up to but excluding the maturity date.

AtheroGenics filed a shelf registration statement with the Securities and Exchange Commission that was declared effective on December 22, 2003 covering the resale of the notes and the common stock issuable upon conversion of the notes. AtheroGenics has agreed to use its reasonable best efforts to keep the shelf registration statement effective until the earlier of: (1) the date that all of the registrable securities have been sold pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force; or (2) the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act of 1933, or any successor provision.

As of December 31, 2003, AtheroGenics had reserved 6,518,900 shares of common stock for future issuance in connection with the convertible notes. In addition, as of December 31, 2003, accrued liabilities included approximately $1,700,000 of accrued interest related to the convertible notes, which is due March 1, 2004.

NOTE 9 › BANK CREDIT AGREEMENTS

In March 2002, AtheroGenics entered into a revolving credit facility with Silicon Valley Bank for up to a maximum amount of $5,000,000 to be used for working capital requirements. In December 2003, AtheroGenics canceled the line of credit, which was unused during the entire period.

In addition, in March 2002, AtheroGenics entered into an equipment loan facility with Silicon Valley Bank for up to a maximum amount of $2,500,000 to be used to finance existing and new equipment purchases. Amounts borrowed under the equipment loan facility are repaid in 33 equal installments of principal and interest beginning on the first business day of the month following an advance. As of December 31, 2003, there was an outstanding balance of $563,061 under the equipment loan facility and the weighted average interest rate was 7.7% per year. The borrowing period for the equipment loan facility expired in September 2003.

In connection with the revolving credit facility and the equipment loan facility, AtheroGenics has granted to Silicon Valley Bank a negative pledge on its intellectual property and on deposits with Silicon Valley Bank and its affiliates. In December 2003, AtheroGenics and Silicon Valley Bank terminated all security interests other than this negative pledge in connection with the equipment loan facility.

Maturities of long-term debt as of December 31, 2003 are as follows:

2004	$ 479,439
2005	83,622
Thereafter	100,000,000
	$ 100,563,061

NOTE 10 › INCOME TAXES

At December 31, 2003, AtheroGenics had net operating loss carryforwards and research and development credit carryforwards of $129,470,491 and $4,010,990, respectively, for income tax purposes, which both begin to expire in 2010. The significant components of the deferred tax assets are:

DECEMBER 31,	2003	2002
Net operating loss carryforwards	$ 49,198,787	$ 29,000,100
Deferred stock compensation	4,374,216	3,899,329
Research credits	4,010,990	2,311,134
Other	240,266	241,093
Total deferred tax assets	57,824,259	35,451,656
Valuation allowance	(57,824,259)	(35,451,656)
Net deferred tax assets	$ —	$ —

Because of AtheroGenics' lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased $22,372,603 and $11,215,692 in 2003 and 2002, respectively.

AtheroGenics' net operating loss carryforwards may be subject to certain Internal Revenue Code ("IRC") Section 382 limitations on annual utilization in the event of changes in ownership. These limitations could significantly reduce the amount of the net operating loss carryforwards available in the future. AtheroGenics has completed an analysis of IRC Section 382 on the cumulative net operating loss carryforward. The annual limitations are not expected to prevent utilization of the net operating loss carryforward due to the significant increases in value indicated by the successive issues of our stock.

NOTE 11 › LEASES

On June 19, 1998, AtheroGenics entered into a 10-year operating lease for office and laboratory space through March 1, 2009. Monthly lease payments of approximately $89,400 began March 2, 1999, the date occupancy commenced. These payments are subject to increases during each successive 12-month period based on changes in the Consumer Price Index ("CPI"). Future increases in monthly lease payments due to increases in the CPI are considered to be contingent rentals, and, therefore, will be charged to expense over the lease term as they become payable. AtheroGenics may extend the lease term for two successive five-year periods. AtheroGenics' other operating lease obligations are not significant.

At December 31, 2003, AtheroGenics' minimum aggregate commitments (net of sublease income) under long-term, noncancelable operating leases are as follows:

	Gross	Sublease Income	Net
2004	$ 1,280,975	$ 217,181	$ 1,063,794
2005	1,171,927	183,174	988,753
2006	1,163,258	—	1,163,258
2007	1,158,516	—	1,158,516
2008	1,156,207	—	1,156,207
Thereafter	192,702	—	192,702
	$ 6,123,585	$ 400,355	$ 5,723,230

Rent expense under operating leases amounted to $946,314, $925,040 and $835,608 in 2003, 2002 and 2001, respectively.

NOTE 12 › RELATED PARTY TRANSACTIONS

On April 15, 2002, AtheroGenics made a secured loan in the amount of $123,116 to one of its executive officers, who is also a shareholder. The loan had an interest rate of 2.88% per annum, the applicable federal rate at the time of the loan, and was due on April 15, 2005. The loan was secured by 22,500 shares of AtheroGenics' common stock. As of December 31, 2003, the loan has been repaid in full, including accrued interest.

AtheroGenics has a sublease agreement for a portion of its office and laboratory space with Inhibitex, Inc. The monthly lease payments are approximately $16,000. The lease term ends on December 31, 2005. The President and Chief Executive Officer of AtheroGenics and the Chairman of AtheroGenics' Board of Directors are both members of the Inhibitex, Inc. Board of Directors.

AtheroGenics has a sublease agreement for a portion of its office space with ATV Management Corp. Monthly lease payments are approximately $3,500. The lease term ends on July 31, 2005. The Chairman of the Board of Directors of AtheroGenics is the President and sole shareholder of ATV Management Corp.

NOTE 13 › EMPLOYEE BENEFIT PLAN

AtheroGenics has a defined contribution plan covering eligible employees, which is qualified under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, eligible participating employees may elect to contribute up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code. AtheroGenics may make a discretionary contribution. During 2003, AtheroGenics matched 50% of employees' contributions, up to a maximum of 6% of the employees' annual base compensation. AtheroGenics' contribution to the plan for 2003, 2002 and 2001 aggregated $161,576, $129,503 and $91,852, respectively. AtheroGenics' stock is not an eligible investment under this plan.

NOTE 14 › QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations:

YEAR ENDED DECEMBER 31, 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenues	$ —	$ —	$ —	$ —
Operating loss	(11,672,363)	(12,542,414)	(13,461,425)	(14,915,433)
Net loss	(11,494,701)	(12,335,978)	(13,636,617)	(15,820,525)
Net loss per share data:				
Basic and diluted	(0.35)	(0.34)	(0.37)	(0.43)

YEAR ENDED DECEMBER 31, 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenues	$ —	$ —	$ —	$ —
Operating loss	(6,868,283)	(6,841,754)	(7,132,780)	(8,042,310)
Net loss	(6,563,715)	(6,572,494)	(6,926,723)	(7,902,575)
Net loss per share data:				
Basic and diluted	(0.24)	(0.24)	(0.25)	(0.28)

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AtheroGenics, Inc.

We have audited the accompanying balance sheets of AtheroGenics, Inc. as of December 31, 2003 and 2002, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AtheroGenics, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Atlanta, Georgia
February 10, 2004

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Common Stock Information

Our common stock is traded on the Nasdaq National Market under the symbol "AGIX." The following table sets forth the range of high and low reported last sale price per share of our common stock as quoted on the Nasdaq National Market for each period indicated:

	Common Stock	
	High	Low
YEAR ENDED DECEMBER 31, 2003		
First quarter	$ 9.84	$ 6.41
Second quarter	15.11	8.79
Third quarter	18.65	12.12
Fourth quarter	18.43	13.15
YEAR ENDED DECEMBER 31, 2002		
First quarter	$ 7.71	$ 5.51
Second quarter	8.35	6.27
Third quarter	7.47	4.71
Fourth quarter	7.41	5.65

As of March 1, 2004, there were approximately 5,600 holders of our common stock. This number includes beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Dividend Policy

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

BOARD OF DIRECTORS

Michael A. Henos[2]
Chairman of the Board, AtheroGenics
Managing Partner, Alliance Technology Ventures

R. Wayne Alexander, M.D., Ph.D.[3]
Co-Founder, AtheroGenics
Chairman, Department of Medicine,
Emory University School of Medicine

David Bearman[1]
Executive Vice President and
Chief Financial Officer, Hughes Supply, Inc.

Vaughn D. Bryson[2, 3]
President, Clinical Products, Inc.
Retired President and Chief Executive Officer,
Eli Lilly and Company

T. Forcht Dagi, M.D.[1]
Managing Partner, Cordova Ventures

Russell M. Medford, M.D., Ph.D.
President, Chief Executive Officer and Co-Founder,
AtheroGenics

Arthur M. Pappas[3]
Chairman and Chief Executive Officer,
A.M. Pappas & Associates

William A. Scott, Ph.D.[2]
Consultant, Former Senior Vice President,
Bristol-Myers Squibb

Stephen G. Sudovar[1]
President and Chief Executive Officer,
EluSys Therapeutics, Inc.

COMPANY OFFICERS

Russell M. Medford, M.D., Ph.D.
President, Chief Executive Officer and Co-Founder

Mark P. Colonnese
Senior Vice President,
Finance and Administration,
Chief Financial Officer

Robert A. D. Scott, M.D.
Senior Vice President,
Clinical Development and Regulatory Affairs,
Chief Medical Officer

Martin A. Wasserman, Ph.D.
Senior Vice President, Discovery Research,
Chief Scientific Officer

W. Charles Montgomery, Ph.D.
Vice President, Business Development

Charles A. Deignan
Senior Director, Finance and Administration,
Assistant Secretary

SEC FORM 10-K

Shareholders of record may obtain without charge a copy of our annual report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, by writing to:

Investor Relations Department
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004

A copy of AtheroGenics' annual report on Form 10-K is also available without charge at AtheroGenics' website: www.atherogenics.com

STOCK INFORMATION

Stock symbol – AGIX
Trading market – NASDAQ

INVESTOR RELATIONS

Donna L. Glasky
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004
Telephone: 678-336-2500
Facsimile: 678-336-2501
Email: investor@atherogenics.com
Website: www.atherogenics.com

TRANSFER AGENT REGISTRAR

American Stock Transfer & Trust
Shareholder Services Department
40 Wall Street, 46th Floor
New York, NY 10005
Telephone: 800-937-5449

AUDITORS

Ernst & Young LLP
600 Peachtree Street, Ste. 2800
Atlanta, GA 30308

ANNUAL MEETING

Annual Meeting of Shareholders
Wednesday, April 28, 2004
9 a.m. Eastern
Grand Hyatt Atlanta
3300 Peachtree Road
Atlanta, GA 30305

1 Member, Audit Committee
2 Member, Compensation Committee
3 Member, Corporate Governance & Nominating Committee

designed and produced by **see see eye** / Atlanta

ATHEROGENICS, INC.[SM]

8995 WESTSIDE PARKWAY
ALPHARETTA, GA 30004

www.atherogenics.com